November 3, 2011

JoAnn M. Strasser

Thompson Hine LLP

312 Walnut Street

14th Floor

Cincinnati, Ohio 45202-4089

Re: Wakefield Alternative Series Trust

Files Nos.: 333-177169; 811-22612

Dear Ms. Strasser:

On October 4, 2011, you filed on behalf of Wakefield Alternative Series Trust, an open-end investment company, a registration statement on Form N-1A under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act") to register common shares of its initial series, Wakefield Managed Futures Strategy Fund ("Fund"). We have reviewed the filing and have the following comments.

Prospectus

General

1.   Please explain in your response whether the Fund invests in hedge funds.   If it may, disclose that they are hedge funds and any suitability requirements for investors. In addition, disclose the maximum amount of Fund assets that may be invested in hedge funds (i.e., funds excepted from the definition of investment company under section 3(c)(1) or 3(c)(7)).

2.   With respect to the Subsidiary, please provide the representations that address the following requirements:

a.   Will the Fund look through to the Subsidiary regarding diversification, leverage and concentration?

b.   Will the Fund consolidate financial statements of the Subsidiary and the Fund? Will the Fund further consolidate the financial statements of the underlying commodity pools?

c.   Does the Subsidiary have its own advisor or is it managed under the advisory contract of the Fund?

d.   Will the Subsidiary comply with Sections 10 and 16 of the 1940 Act?

e.   Will the Subsidiary submit to inspection by the Commission? This could be documented in an undertaking in Part C.

f.   Will the Subsidiary comply with Section 17(g) of the 1940 Act with respect to the custodial relationships?

g.   Has the board of directors of the Subsidiary signed the registration statement?

Fees and Expenses of the Fund

3.   Please add an "Acquired Fund Fees and Expenses" line item to the fee table, or confirm that the expected amount of AFFE is less than one basis point.

4.   Please disclose in your response letter why performance-based fees cannot be "meaningfully estimated." Please break out "other expenses" in a separate line item in the fee table to separately disclose the costs of operating the Subsidiary.

5.   Please delete footnote 1 to the fee table .

6.	Please advise the staff why the commodity trading advisor ("CTA") fees are expenses of the Fund and are not capitalized.

7.	It is our understanding that the Internal Revenue Service has suspended the issuance of private letter rulings for investment companies seeking commodities exposure through separate foreign subsidiaries. See http://www.ici.org/pdf/25425.pdf. Please explain how the Fund will meet the definition of regulated investment company under Subchapter M. Further, please explain why prior private letter rulings "evidence the current view of the Internal Revenue Service." (See p. 12 of prospectus).

Principal Investment Objective and Strategies

8.	Please advise the staff why the CTAs "engaged" by the Fund are not retained under section a Section 15 contract. Also, summarize how the CTAs are selected.

9.	Please define what is included in number (4) in the Managed Futures strategy and list the entities or "pools." Does this section include hedge funds? Please disclose the nature of each type of vehicle and how they are regulated. Also, do the pools issue securities registered under the Securities Act?

10.	Please delete the term "such as" in this section and delete the clause "including but not limited to" and replace with a list of the principal investments. Also, please disclose any limit on the amount of Managed Futures and when the amount is substituted.

11.	Please disclose the credit quality of nongovernmental securities and explain the nature of the securities.

12.	The prospectus states that the Fund "primarily" invests in managed futures through the Subsidiary. May it do so directly also?

13.   Please provide responses to the following comments:

a.   Disclose the percentage of the Fund assets that are expected to be invested in private and publicly traded alternative investment funds.

b.   Disclose the types of securities other than alternative investment funds in which the Fund is expected to invest.

c.   The disclosure states that the Fund will invest up to 25 percent of its assets in the Subsidiary, which primarily invests in investment funds that invest in derivatives, including commodity and financial futures, commodity-linked notes and swap contracts. Please provide a representation that a majority of the Fund's assets will be invested, directly and indirectly, in "securities."

d.   Disclose the percentage of the Fund's assets that are expected to be invested in foreign securities.

e.   The disclosure states that the Fund will invest in securities tied to energy resources, metals or agricultural products.   Please confirm that the Fund will not concentrate in an industry.

f.   Please disclose that derivative instruments may be used for hedging and speculation. See Letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute ("Derivatives Letter").

g.   Please set forth the principal derivatives strategies in which the Fund may engage. See Derivatives Letter.

Principal Investment Risks

14.   In the "Derivatives Risk" section, please specify all types of derivatives in which the Fund may invest and equate the specific risks associated with each type of derivative. In addition, describe the extent of derivatives exposure of the Fund.

15.   Please disclose whether the Fund will engage in short sales. If so, disclose more about this strategy and confirm that the cost of shorting is included in the fee table under "other" (or if material, it will be reported separately as a line item under "other").

16.	Please disclose that the Subsidiary is incorporated in the Cayman Islands earlier than the principal investment risk section. Disclose how the Subsidiary is regulated and state why the Fund is using the Subsidiary.

17.	In the "Liquidity Risk" section, please expand the discussion to include the manner in which the Fund intends to meet the liquidity requirements and steps the Fund intends to take in order to maintain liquidity.

18.	Please add risk disclosure reflecting the Fund's policy of investing in mortgage-backed securities, and asset-backed securities.

19.	Please disclose in the prospectus that the Fund is diversified.

20.	Please explain what is meant by "absolute returns."

21.	Please state whether the Fund only leverages through derivatives or also by traditional means (borrowing, reverse repos, selling short). If the Fund does leverage through other means, discuss each method and the risks.

22.	Please provide a legal opinion if the Fund has any assessable shares. Please explain the meaning of the sentence stating the Fund shareholder will not lose more than the amount invested in the Fund because the Fund complies with Section 18(f) of the 1940 Act, given that Section 18(f) compliance means the Fund has a segregated account.

How Shares are Priced

23.	 Please disclose how the investments in the Underlying Funds and CTAs will be valued. What methodology will be used? How much information will the Fund have about the portfolio holdings of each Underlying Fund?

Statement of Additional Information

24.   The Fund discloses that mortgage-backed securities and asset-backed securities do not represent any particular "industry." All securities other than government securities are considered to be entities in a particular industry. Please revise the disclosure accordingly.

25.   Please divide the SAI into two sections – principal and non-principal investments.

26.   Disclose whether the Fund may invest in affiliated funds. Also, please list the percentage of investments the Fund may make in junk bonds.

27.   Please explain why stripped mortgage securities are not discussed in the prospectus. Also, disclose the limits of investments in strips and residual interests.

28.   Please explain the disclosure in the prospectus to discuss the material risks of writing or selling derivatives, given the disclosure in the SAI.

29.   Please disclose any impact on the Fund by the CFTC proposed amendment to certain of its rules governing commodity pools.

30.   Disclose that a repurchase agreement is a loan issued by the Fund.

31.   Disclose that a fee based on notional amount has the effect of increasing the fee in terms of dollars or cost to investors.

32.   Please discuss whether the Fund voting to recall a loaned security will be considered a material issue in a proxy.

General Comments

We note that portions of the filings are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

☐   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐   the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing pre-effective amendments pursuant to Rule 472 under the Securities Act. Please respond to all comments. Where no changes will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

If you have any questions prior to filing a pre-effective amendments, please call me at (202) 551-6985.

Sincerely,

Valerie J. Lithotomos

Senior Counsel